Mail Stop 3561

May 1, 2009

Via Fax & U.S. Mail

Mr. Jerry W. Nix
Chief Financial Officer
2999 Circle 75 Parkway
Atlanta, Georgia 30339

> **Re: Genuine Parts Company**
> **Form 10-K for the year ended December 31, 2008**
> **Filed February 27, 2009**
> **File No. 001-05690**

Dear Mr. Nix:

We have reviewed your filing and have the following comments. Unless otherwise indicated, we think you should revise your document in future filings in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Please respond to confirm that such comments will be complied with, or, if certain of the comments are deemed inappropriate, advise the staff of your reason. Your response should be submitted in electronic form, under the label "corresp" with a copy to the staff. Please respond within ten (10) business days.

Form 10-K for the year ended December 31, 2008

Item 7A. Quantitative and Qualitative Disclosures about Market Risk

1. We note your disclosure that information required by this item is set forth under the heading "Management's Discussion and Analysis of Financial Condition and Results of Operations" and in Note 3 of Notes to Consolidated Financial Statements. However, the disclosures required by Item 305 of Regulation SK, do not appear to be disclosed in either of the referenced sections. Please revise future filings to include the disclosures required by Item 305 of Regulation SK for market risks such as foreign currency exchange rate risk, using one of the three disclosure alternatives provided.

Management's Discussion and Analysis of Financial Condition and Results of Operations 2008

– Results of Operations, page 16

2. We note your discussion of the changes in net sales for each operating segment. Please revise future filings to also discuss and analyze cost of goods sold and other operating expenses (rather than just operating margin) for each operating segment. Because margins are impacted by both net sales and cost of sales, we believe a separate discussion of cost of sales, by segment, would be more meaningful in assisting a reader with obtaining a better understanding of your business operations and financial performance.

3. We note your disclosure that during 2008 you reduced the workforce by approximately 5% in an effort to properly adjust your costs to lower sales volumes, and you have initiatives in place to further reduce your expenses, including additional reductions associated with personnel costs. Please revise future filings to discuss any severance or other charges related to these activities and revise the notes to the financial statements to include the disclosures required by SFAS 146, as applicable.

Consolidated Statements of Income, page 27

4. We note your presentation of "net sales" on the face of the statements of income. Please tell us, and revise the notes to the financial statements in future filings to disclose, the nature of any amounts recorded as reductions to revenue (e.g., return allowance, rebates, incentives, etc.). If the amounts are material, please disclose the amounts in the notes to the financial statements.

Consolidated Statements of Cash Flows, page 29

5. We note that the net cash used in financing activities for the year ended December 31, 2008, as presented on the face of the statements of cash flows, includes an amount titled "other." Please provide us details of, and disclose in future filings, the nature of any significant components of this amount.

Notes to the Financial Statements

Note 5. Stock Options and Restricted Stock Awards, page 34

6. We note your disclosure that you have granted SARs which represent the right to receive the excess, if any, of the fair market value of one share of common stock on the date of exercise over the grant price. In light of the fact that it appears these are cash settled instruments, we would expect that they would be recorded as liabilities under SFAS No 123R. Please provide us details of, and disclose in future filings, how you account for these SARs including the amounts of any liabilities recorded on the balance sheet at December 31, 2008 and 2007. We may have further comment upon receipt of your response.

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We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Exchange Act of 1934 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the filing;

·   staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Claire Erlanger at (202) 551-3301 or Jean Yu at (202) 551-3305 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3816 with any other questions.

Sincerely,

Joseph A. Foti
Senior Assistant Chief Accountant

VIA FACSIMILE
(770) 956-2207